UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR OCTOBER 23, 2000

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                              LOCALIZA SYSTEM LTDA.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150 - 902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - September 30,1999  and 2000
2. Consolidated Statements of Income for the nine months ended September 30, 1999 and 2000
3. Summary Financial Data by Business Segment for the nine months ended September 30, 1999 and 2000
4. Selected Historical Financial and Other Data - 3Q1999, 3Q2000, nine months ended September 30, 1999 and nine months ended September 30, 2000
5. Reclassification of Certain Financial Statement Itens

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                     BALANCE SHEETS - SEPTEMBER 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                             September 30,
                                                     -----------------------
                                                       1999           2000
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                             107,590         35,992

Marketable securities                                       -         75,210

Accounts receivable, net                               21,044         32,588

Revenue-earning vehicles, net                         142,854        135,081

Prepaid expenses and other                             12,459         19,726
                                                      -------        -------
                                                      283,947        298,597
                                                      -------        -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                          15,663         68,564

Escrow deposits                                        11,488         14,609

Prepaid expenses                                        3,347          2,592

Receivables from related parties                        1,444          1,456

Compulsory loans                                        5,417          2,063

Deferred tax credits                                   14,782         10,847

Recoverable taxes and other                             1,023            871
                                                       ------        -------
                                                       53,164        101,002
                                                       ------        -------

PROPERTY AND EQUIPMENT, NET                             7,466          7,571
                                                      -------        -------
                                                      344,577        407,170
                                                      =======        =======

                  LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    BALANCE SHEETS - SEPTEMBER 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                             September 30,
                                                     -----------------------
                                                       1999           2000
                                                     --------       --------
CURRENT LIABILITIES:

Short-term loans                                        2,161          3,295

Current portion of long-term debt                       9,797          9,396

Accounts payable                                        9,220         23,355

Payroll and related charges                             4,879          6,727

Taxes, other than on income                             1,221          1,236

Income and social contribution taxes                      979         15,187

Advances from customers                                 4,076            863

Other                                                     252          1,999
                                                       ------         ------
                                                       32,585         62,058
                                                       ------         ------

NONCURRENT LIABILITIES:

Long-term debt                                        192,230        184,370

Reserve for contingencies                              18,529         21,473

Deferred tax liability                                    647              -

Tax, other than on income                                 126            435
                                                      -------        -------
                                                      211,532        206,278
                                                      -------        -------

MINORITY INTEREST                                         114            100


SHAREHOLDERS' EQUITY:                                 100,346        138,734
                                                      -------        -------
Total liabilities and shareholders' equity            344,577        407,170
                                                      =======        =======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                       Nine months ended
                                                        September  30,
                                                    -------------------------
                                                       1999            2000
                                                     --------        -------
NET REVENUES:


Car  rental                                            61,570         73,533

Fleet management                                       41,038         71,134

Franchising                                             3,498          4,540

Used car sales                                         63,553         62,661
                                                      -------        -------
Total revenues                                        169,659        211,868
                                                      -------        -------


EXPENSES AND COSTS:

Direct operating                                     (31,803)       (41,396)

Cost of used car sales                               (54,828)       (44,940)

Selling, general and administrative                  (23,976)       (28,734)

Depreciation of vehicles                             (21,947)       (35,694)

Other depreciation and amortization                   (1,696)        (2,219)
                                                     -------         ------
                                                    (134,250)      (152,983)
                                                     -------        -------

Operating income                                      35,409         58,885


FINANCIAL EXPENSE, NET                               (34,619)       (13,170)

OTHER NONOPERATING INCOME (EXPENSE), NET                 (17)             6
                                                      ------         ------

Income before taxes and minority interest                773         45,721
                                                      ------         ------


INCOME TAXES                                          (1,771)       (15,324)
                                                      ------         ------

Net income (loss) before minority interest              (998)        30,397


MINORITY INTEREST                                        (38)           (67)
                                                      ------         ------

Net income (loss)                                     (1,036)        30,330
                                                      =======        ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                               Nine months ended
                                                  September 30,
                                           -------------------------
                                              1999            2000
                                            -------          ------
      NET REVENUES:

      Car rental                            61,570            73,533

      Fleet management                      41,038            71,134

      Franchising                            3,498             4,540

      Used car sales                        63,553            62,661
                                           -------           -------
                                           169,659           211,868
                                           -------           -------


      DEPRECIATION:

      Car  rental                          (10,372)          (13,112)

      Fleet management                     (11,575)          (22,582)

      Other                                 (1,696)           (2,219)
                                            ------            ------
                                           (23,643)          (37,913)
                                            ------            ------


      OPERATING INCOME (LOSS):

      Car  rental                           18,584            24,605

      Fleet management                      20,124            29,921

      Franchising                            1,609             1,774

      Used car sales                         3,788            12,950

      Corporate expenses                    (7,000)           (8,146)

      Other depreciation                    (1,696)           (2,219)
                                            ------            ------
                                            35,409            58,885
                                            ------            ------


      OPERATING MARGIN:

      Car  rental                            30.2%             33.5%

      Fleet management                       49.0%             42.1%

      Franchising                            46.0%             39.1%

      Used car sales                          6.0%             20.7%

      Total                                  20.9%             27.8%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                                                                   9 months        9 months
                                                                                    ended           ended
                                                                                 september 30,   september 30,
                                                         3 Q 1999   3 Q 2000         1999            2000
                                                         --------   --------     ------------    ------------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Car rental                                               21,877     25,542          61,570         73,533
  Fleet management                                         15,440     25,309          41,038         71,134
                                                           ------     ------         -------        -------
    Total vehicle rental                                   37,317     50,851         102,608        144,667

  Used car sales                                           24,662     23,424          63,553         62,661
  Franchising                                               1,251      1,483           3,498          4,540
                                                           ------     ------         -------        -------
Total net revenues                                         63,230     75,758         169,659        211,868

Direct operating costs and expenses:

  Car rental                                               (7,328)    (8,201)        (22,643)       (24,486)
  Fleet management                                         (2,950)    (4,675)         (7,271)       (14,144)
                                                           ------     ------          ------         ------
    Total vehicle rental                                  (10,278)   (12,876)        (29,914)       (38,630)

  Franchising                                                (867)    (1,000)         (1,889)        (2,766)
  Cost of used car sales                                  (20,325)   (16,457)        (54,828)       (44,940)
                                                          -------    -------         -------        -------
Total direct operating costs and expenses                 (31,470)   (30,333)        (86,631)       (86,336)
                                                          -------    -------         -------        -------

Gross profit                                               31,760     45,425          83,028        125,532

Selling, general and administrative expenses:
  Adverstising, promotion and selling:
    Car rental                                             (3,325)    (4,245)         (9,971)       (11,330)
    Fleet management                                         (771)    (1,906)         (2,068)        (4,487)
    Used car sales                                         (1,626)    (1,735)         (4,937)        (4,771)
                                                           ------     ------          ------         ------
      Total adverstising, promotion and selling            (5,722)    (7,886)        (16,976)       (20,588)

  General and administrative expenses                      (2,245)    (2,340)         (6,721)        (7,748)

  Other                                                         6       (125)           (279)          (398)
                                                            -----     ------          ------         ------
Total selling, general, administrative and other expenses  (7,961)   (10,351)        (23,976)       (28,734)

Depreciation expenses:
  Vehicle depreciation expenses:

    Car rental                                             (2,155)    (5,598)        (10,372)       (13,112)
    Fleet management                                       (4,623)    (8,142)        (11,575)       (22,582)
                                                           ------     ------          ------         ------
      Total vehicle depreciation expenses                  (6,778)   (13,740)        (21,947)       (35,694)

  Non-Vehicle depreciation and amortization expenses         (563)      (716)         (1,696)        (2,219)
                                                            -----     ------          ------         ------
Total depreciation expenses                                (7,341)   (14,456)        (23,643)       (37,913)
                                                           ------    -------         -------        -------

Operating income                                           16,458     20,618          35,409         58,885

Financial Interest:
   Expense                                                 (5,597)    (5,395)        (17,578)       (21,883)
   Income                                                   4,296      4,502          16,748         12,094
   Tax on financial revenues                                 (415)      (228)         (1,032)          (102)
   Monetary variation and exchange loss                   (15,798)    (4,560)        (74,031)        (5,486)
   Monetary variation and exchange gain                     7,381      1,752          41,274          2,207
                                                           ------     ------         -------         ------
      Financial interest (expense) income, net            (10,133)    (3,929)        (34,619)       (13,170)

Non-Operating (expense) income, net                            (9)        (5)            (17)             6
                                                            -----     ------          ------         ------
Income before taxes                                         6,316     16,684             773         45,721

Tax (expense) credit                                       (1,930)    (5,755)         (1,771)       (15,324)

Minority interest                                              (5)       (18)            (38)           (67)
                                                            -----     ------          ------         ------
Net income (loss)                                           4,381     10,911          (1,036)        30,330
                                                            =====     ======          ======         ======



                                                                                   9 months        9 months
                                                                                    ended           ended
                                                                                 september 30,   september 30,
STATEMENT OF OPERATIONS DATA                             3 Q 1999   3 Q 2000         1999            2000
                                                         --------   --------     ------------    ------------
OTHER DATA :

EBITDA                                                     23,799    35,074           59,052         96,798

Vehicle Depreciation Expense                               (6,778)  (13,740)         (21,947)       (35,694)
                                                           ------    -------         -------        -------
Adjusted EBITDA                                            17,021    21,334           37,105         61,104
                                                           ======    ======           ======         ======






<strong>Reclassification of Certain Financial Statement Items</strong>

In order to conform with the presentation in the 2000 and in the 1999 financial statements, certain amounts in Localiza's results of operations for 1999 have been reclassified.

1 - Reclassification of September 30, 1999 Assets related to
Revenue-earning vehicle net, from Current Assets to Noncurrent Assets in the amount of R$15,663.

2 - Reclassification of September 30, 1999 Liabilities related to debt from Short-term loans to Current portion of long-term debt in the amount of R$9,797.

3 - Reclassification of September 30, 1999 Liabilities related to Reserve for contigencies from Current liabilities to Noncurrent liabilities in the amount of R$490.

4 - Reclassification of 3Q1999 and nine months ended in September 30, 1999 expenses related to fiscal litigation from Other Selling, General and Administrative Expenses to Car Rental Direct Operating Costs in the amount of R$237 and R$674 respectively.

5 - Reclassification of 2Q1999 and consequently of nine months ended in September 30, 1999 expenses related to allowance for doubtful accounts from Car Rental and Fleet Management to Used Car Sales Advertising, Promotion and Selling Expenses in the total amount of R$232.

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )


                                                                                    9 months        9 months
                                                                                     ended           ended
                                                                                  september 30,   september 30,
SELECTED OPERATING DATA:                                 3 Q 1999   3 Q 2000          1999            2000
                                                         --------   --------      ------------    ------------
Gross profit:
  Car Rental                                               14,549     17,341          38,927         49,047
  Fleet Management                                         12,490     20,634          33,767         56,990
  Franchising                                                 384        483           1,609          1,774
  Used Car Sales                                            4,337      6,967           8,725         17,721
                                                           ------     ------          ------        -------
    Total Gross Profit                                     31,760     45,425          83,028        125,532


Gross margin:
  Car Rental                                               66.50%     67.89%          63.22%         66.70%
  Fleet Management                                         80.89%     81.53%          82.28%         80.12%
  Franchising                                              30.70%     32.57%          46.00%         39.07%
  Used Car Sales                                           17.59%     29.74%          13.73%         28.28%

  Total Gross Margin (average)                             50.23%     59.96%          48.94%         59.25%

Average Operating Fleet:
  Car Rental                                                5,277      5,309           5,136          5,223
  Fleet Management                                          5,803      9,517           5,037          9,056
                                                            -----     ------          ------         ------
    Total                                                  11,080     14,826          10,173         14,279


Average Operating Fleet Age (months)                          8.2       10.7             8.6            9.7

Number of Rental Days:
  Car Rental                                              346,735    373,163       1,018,774      1,074,996
  Daily Rental Days to Total Fleet's replacement service   (5,790)    (6,019)        (20,051)       (18,458)
                                                          -------    -------       ---------     ----------
    Total                                                 340,945    367,144         998,723      1,056,538
  Fleet Management                                        501,900    849,000       1,309,200      2,413,290


Utilization Rates:
  Car Rental                                               71.42%     76.40%          72.66%         75.11%
  Fleet Management                                         96.10%     99.12%          96.27%         98.70%

Numbers of Cars Purchased:
  Car Rental                                                1,497      1,652           3,272          3,177
  Fleet Management                                          1,863        517           3,815          3,087
                                                            -----      -----           -----          -----
Numbers of Cars Purchased Total                             3,360      2,169           7,087          6,264

Average Purchase Price                                      14.21      16.53           14.35          15.93

Total Investment in Fleet                                47,757.9   35,850.8       101,667.7       99,802.6


Numbers of Cars Sold:
  Car Rental                                                1,490      1,234           3,947          2,964
  Fleet Management                                            491        334           1,582          1,391
                                                            -----      -----          ------          -----
Numbers of Cars Sold Total                                  1,981      1,568           5,529          4,355

Average Car Price                                           12.06      14.39           11.24          13.97

Depreciation per car                                         2.45       3.71            2.88           3.33

Average Annual Revenue per Owned
 Car in Operation:
  Car Rental                                            16,447.72  19,139.71       16,027.81      18,805.84
  Fleet Management                                      10,642.77  10,637.39       10,863.08      10,473.20

Average Rental Revenue per Rental
 Car per Day:
  Car Rental(deducted Total Fleet's replacement service)    64.17      69.57           61.65          69.60
  Fleet Management                                          30.76      29.81           31.35          29.48